NASCENT BIOTECH INC.

6300 Nancy Ridge Drive Suite 105

San Diego, CA 92121

October 14, 2019

VIA EDGAR

Office of Healthcare & Insurance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Donald Field, Esq.

Re:	Nascent Biotech Inc. (the “Company”)
Registration Statement on Form S-1 Filed on September 19, 2019
File No. 333-233834

Dear Mr. Field:

In response to your letter of September 27, 2019 regarding the above-referenced issuer, Nascent Biotech Inc. (the “Company”), please be advised that the Company is responding to the Staff’s comments in this letter. As requested in your letter, this letter references where each response to your specific comment was made in each respective filing. For ease of reference, we have followed the numbering format of your letter in responding:

Registration Statement on Form S-1

General

1.	Please revise the prospectus throughout to identity the selling security shareholders as underwriters. For guidance, please refer to Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations.

RESPONSE:

Comment complied with in Amendment No. 1 to the Registration Statement on Form S-1.

We trust that the above is responsive to the issues raised in the Comment Letter. We are simultaneously filing Amendment No. 1 to the Registration Statement on Form S-1, and we are filing as correspondence a copy of this response to your Comment Letter, as well as a redline copy of the Registration Statement on Form S-1, which has been marked to show changes from the previous filing.

October 10, 2019

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely,

NASCENT BIOTECH INC.
Lowell Holden, CFO